Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14-6 under the

Securities Exchange Act of 1934, as amended

Filing Person: W.P. Carey Inc.

Subject Company: Corporate Property Associates 15 Incorporated

Commission File No.: 000-50249

Registration File No.: 333-180328

IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CPA®:15 TO

MACKENZIE CAPITAL MANAGEMENT, LP (MCM), PLEASE READ THIS POSTCARD

You may have received an unsolicited mini-tender offer by affiliates of MacKenzie Capital Management, LP (“MCM”) to purchase up to 300,000 shares of common stock of Corporate Property Associates 15 Incorporated (“CPA®:15”) at a price of $10.00 per share, less cash distributions paid by CPA®:15 after September 12, 2012. Neither CPA®:15 nor W. P. Carey & Co. LLC (“W. P. Carey”) is associated with MCM or this unsolicited offer.

We do not recommend or endorse MCM’s offer. As you may be aware, on February 21, 2012, the Board of Directors of CPA®:15 announced that CPA®:15 had entered into a definitive merger agreement with W. P. Carey under which they will combine their companies by a merger and related transactions and W. P. Carey will convert into a real estate investment trust (“REIT”). In the merger, CPA®:15 stockholders will receive $1.25 in cash and 0.2326 shares of W. P. Carey common stock for each CPA®:15 share. W. P. Carey is a publicly-traded company and is listed on the New York Stock Exchange (NYSE: WPC). Based on the closing price of W. P. Carey’s shares of $46.08 on July 23, 2012 (the last practicable date before the Joint Proxy Statement/Prospectus, dated August 2, 2012, regarding the proposed merger and REIT conversion), CPA®:15 stockholders would receive total merger consideration of $11.97 per share of CPA®:15, although the value of the merger consideration will fluctuate based on changes in W. P. Carey’s stock price. We currently expect that the merger will close in the third quarter of 2012; however, it is subject to various closing conditions, including the approval of CPA®:15 stockholders and W. P. Carey shareholders at special meetings, which are scheduled to take place on September 13, 2012. The estate of Wm. Polk Carey, which currently beneficially owns approximately 28% of the outstanding W. P. Carey listed shares, has agreed to vote those shares in favor of the merger and REIT conversion.

For a complete discussion of the background of the proposed merger, the reasons why the CPA®:15 Board recommends it and other important information about the merger, we encourage you to read the Joint Proxy Statement/Prospectus, which can be found at www.cpa15.com.

While the Board has concluded that the proposed merger with W. P. Carey is in the best interests of CPA®:15’s stockholders as a whole, the Board cannot be aware of personal circumstances that might cause any individual stockholder to elect to accept the offer by MCM. Therefore, the Board of Directors of CPA®:15 takes no position and remains neutral with respect to MCM’s offer.

PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT AT 1-800-WP CAREY (800-972-2739) OR IR@wpcarey.com WITH ANY QUESTIONS.

No withdrawal rights are available in the MCM offer. Once tendered, if MCM’s offer expires and your shares are accepted for purchase, you will be contractually obligated to deliver those tendered shares to MCM, and if the merger is completed and your shares have been transferred to MCM, MCM will receive the merger consideration instead of you. In the past, MCM and its affiliates have brought legal action against CPA® stockholders for failure to deliver tendered shares.

Investment values can go up or down, of course, and past performance is not a guarantee of future results. Please consult your financial and tax advisors before making any decisions affecting your investment.

1-800-WP CAREY • www.cpa15.com • IR@wpcarey.com

50 Rockefeller Plaza | New York, NY 10020

RISK FACTORS

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CPA®:15 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the merger, integration plans and expected synergies, the expected benefits of the REIT conversion, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed transactions. These statements are based on the current expectations of the management of CPA®:15 and W. P. Carey. It is important to note that CPA®:15’s actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the Joint Proxy Statement/Prospectus that was filed with the SEC, which is available for free at http: www.cpa15.com. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may or may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:15 does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

CPA®:15 stockholders are urged to read the Joint Proxy Statement/Prospectus and other materials which were filed by CPA®:15 with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:15’s website (www.cpa15.com). CPA®:15 and certain of its executive officers and members of management may be deemed to be participants in the solicitation of stockholders in connection with the proposed merger. Information regarding CPA®:15’s executive officers and directors is available in its annual report on Form 10-K filed with the SEC by CPA®:15 on March 5, 2012. Investors may also obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the Joint Proxy Statement/Prospectus filed with the SEC as filed on August 12, 2012.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IF YOU ARE CONSIDERING SELLING YOUR SHARES

OF CPA®:15 TO MACKENZIE CAPITAL MANAGEMENT, LP (MCM),

PLEASE READ THIS POSTCARD!